FILED UNDER RULE 433

FILE NO. 333-137101

SUNTRUST BANKS, INC.

TERM SHEET

$500,000,000 6.000% Senior Notes due September 2017

Issuer:	SunTrust Banks, Inc. (“SunTrust”).

Securities:	Fixed Rate Senior Notes

Ratings:	Aa3 / A+ / A+ (Moody’s / S&P / Fitch)

Issue Size:	$500,000,000

Trade Date:	September 5, 2007

Settlement Date:	September 10, 2007

Maturity Date:	September 11, 2017

Treasury Benchmark:	4.750% due August 15, 2017

Treasury Yield:	4.471%

Spread to Treasury:	+ 153 bps

Re-offer Yield:	6.001%

Coupon:	6.000%

Interest Payment Dates:	September 11 and March 11 of each year, commencing March 11, 2008

Business Day:	New York and Atlanta

Day Count:	30 / 360

Redemption:	The notes will not be subject to redemption at SunTrust’s option or repayment at the option of the holder at any time prior to maturity.

Ranking:	The notes will be senior unsecured indebtedness of SunTrust Banks, Inc. and will be effectively subordinated to secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	Net proceeds will be used for general corporate purposes, which may include repayment of $350 million of debt securities upon maturity in October 2007.

Denominations:	Minimum denominations of $5,000 and multiples of $1,000 in excess thereof

Price to Public:	99.992%

Gross Spread:	0.450%

Net Proceeds to Issuer:	$497,710,000, after underwriting commission

Listing:	None

CUSIP/ISIN:	867914 AZ6 / US867914AZ63

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc.

Merrill Lynch, Pierce, Fenner & Smith Inc.

Co-Managers:	Banc of America Securities LLC

Goldman, Sachs & Co.

Lehman Brothers Inc.

Morgan Stanley & Co. Incorporated

Sandler O’Neill & Partners, L.P.

UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc., Attention Corporate Syndicate, 3333 Peachtree Rd, 11th Floor, Atlanta, GA 30318, telephone: 1-800-685-4786; or Merrill Lynch, Pierce, Fenner & Smith Inc. at 1-866-500-5408.